Filed pursuant to Rule 425

of the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Horizon Pharma public limited company

Subject Company: Depomed, Inc.

SEC File No. of Depomed, Inc.: 001-13111

This Rule 425 filing consists of a press release that contains information regarding Horizon Pharma plc’s (“Horizon Pharma”) solicitation of revocable proxies from Depomed, Inc. (“Depomed”) shareholders for votes on the proposals at two special meetings of shareholders of Depomed.

Horizon Pharma issued the press release on October 13, 2015.

Horizon Pharma plc Files Preliminary Proxy Materials for Special Meetings

Intends to Solicit Proxies from Depomed Inc. Shareholders for the Removal and Replacement of Depomed’s Current Board and the Repeal of a Series of Recent Amendments to Depomed’s Bylaws

DUBLIN, IRELAND – October 13, 2015 – Horizon Pharma plc (NASDAQ: HZNP) (“Horizon Pharma”), a biopharmaceutical company focused on improving patients’ lives by identifying, developing, acquiring and commercializing differentiated and accessible medicines that address unmet medical needs, today announced that it has filed preliminary proxy materials on Schedule 14A with the Securities and Exchange Commission (“SEC”) in connection with its solicitation of proxies to vote in favor of proposals at two related special meetings of Depomed, Inc. (“Depomed”) that Horizon Pharma is currently soliciting consents from Depomed shareholders to call one special meeting to remove all of the current Depomed directors and repeal a series of recent amendments to Depomed’s bylaws (the “Removal and Bylaw Amendments Special Meeting”) and a second special meeting to elect replacement directors (the “Election Special Meeting”).

If the Removal and Bylaw Amendments Special Meeting and the Election Special Meeting are called, Horizon Pharma intends to provide definitive proxy materials and to solicit revocable proxies from Depomed shareholders for votes on the proposals at the Removal and Bylaw Amendments Special Meeting and the Election Special Meeting.

Since Horizon Pharma made public its offer to acquire Depomed in an all-stock transaction on July 7, 2015, the Depomed board of directors has:

•	Amended Depomed’s bylaws, in Horizon Pharma’s view, in order to hinder and delay the calling of any special meeting of shareholders;

•	Adopted a so-called “poison pill” that makes completing Horizon Pharma’s current exchange offer to acquire all of the outstanding Depomed common stock impossible unless the poison pill is withdrawn or invalidated;

•	Distorted the merits of Horizon Pharma’s exchange offer through what Horizon Pharma views as misleading public statements; and

•	To Horizon Pharma’s knowledge, inexplicably instructed Depomed’s financial advisors not to engage in constructive dialogue with Horizon Pharma.

At the two related special meetings, should they be held, Depomed shareholders would be permitted to vote in favor of all, some, or none of Horizon Pharma’s proposals. Neither the calling of the special meetings nor the approval by Depomed shareholders of any of the proposals at the special meetings would ensure that Depomed pursues or consummates any business combination with Horizon Pharma.

Horizon Pharma’s proposed slate of new directors for the Depomed board of directors for election at the Election Special Meeting, if called and held, has not made any commitment to Horizon Pharma if elected other than that each nominee will serve as a director and exercise his or her independent judgment in accordance with his or her fiduciary duties in all matters before the Depomed board of directors and otherwise discharge his or her duties as a director of Depomed consistent with all applicable legal requirements.

Connaught House, 1st Floor, 1 Burlington Road, Dublin 4, D04 C5Y6, Ireland

Horizon Pharma’s preliminary proxy materials for the two related special meetings, its definitive solicitation statement for calling the two related special meetings, a letter to Depomed shareholders from Horizon Pharma describing the reasons Depomed shareholders should support the solicitation to call the special meetings, other documents related to Horizon Pharma’s solicitations and documents related to Horizon Pharma’s exchange offer are viewable at: www.HorizonAndDepomed.com, a website that Horizon Pharma launched to provide details and other relevant information regarding its proposals for the special meetings and its proposed acquisition of Depomed via the exchange offer.

About Horizon Pharma plc

Horizon Pharma plc is a biopharmaceutical company focused on improving patients’ lives by identifying, developing, acquiring and commercializing differentiated and accessible medicines that address unmet medical needs. The Company markets seven medicines through its orphan, primary care and specialty business units. Horizon Pharma’s global headquarters are in Dublin, Ireland. For more information, please visit www.horizonpharma.com. Follow @HZNPplc on Twitter or view careers on our LinkedIn page.

Forward-Looking Statements

This press release contains forward-looking statements, including, but not limited to, statements related to Horizon Pharma’s offer to exchange its ordinary shares for all issued and outstanding shares of Depomed’s stock and the potential strategic and financial benefits thereof, the future financial performance and prospects of each of Horizon Pharma and Depomed, Horizon Pharma’s business strategy and plans, and other statements that are not historical facts.

These forward-looking statements are based on Horizon Pharma’s current expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks that the conditions to the exchange offer will not be satisfied, Horizon Pharma will ultimately not pursue a transaction with Depomed or Depomed will reject engaging in any transaction with Horizon Pharma; if the conditions of the exchange offer are satisfied and/or a transaction is negotiated between Horizon Pharma and Depomed, risks related to Horizon Pharma’s ability to complete the acquisition on the proposed terms; the possibility that competing offers will be made; risks associated with business combination transactions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the acquisition will not be realized; risks related to future opportunities and plans for the combined company, including uncertainty of the expected financial performance and results of the combined company following completion of the proposed acquisition; disruption from the proposed acquisition, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; and the possibility that if the combined company does not achieve the perceived benefits of the proposed acquisition as rapidly or to the extent anticipated by financial analysts or investors, the market price of Horizon Pharma’s shares could decline, as well as other risks related to the Horizon Pharma and Depomed businesses, including the ability to grow sales and revenues from existing products; competition, including potential generic competition; the ability to protect intellectual property and defend patents; regulatory obligations and oversight; and those risks detailed from time-to-time under the caption “Risk Factors” and elsewhere in Horizon Pharma’s and Depomed’s respective filings and reports with the SEC. Horizon Pharma undertakes no duty or obligation to update any forward-looking statements contained in this press release as a result of new information, except as required by applicable law or regulation.

Connaught House, 1st Floor, 1 Burlington Road, Dublin 4, D04 C5Y6, Ireland

Additional Information

This press release does not constitute an offer to buy or solicitation of any offer to sell or vote securities and is for informational purposes only. It relates to the offer commenced by Horizon Pharma to exchange each issued and outstanding share of Depomed common stock for 0.95 Horizon Pharma ordinary shares. The offer will be made only through the Tender Offer Statement on Schedule TO or the Prospectus/Offer to Exchange included in the Registration Statement on Form S-4 (including the Letter of Transmittal and related documents and as amended from time to time, the “Exchange Offer Documents”) that Horizon Pharma has filed with the SEC. This press release also relates to the solicitation of proxies to (i) call two special shareholder meetings (the “Special Meetings”) to consider the principal proposals described in the Special Meetings Solicitation Statement (as defined below) and (ii) vote in favor of the principal proposals described in the Special Meetings Proxy Statements (as defined below) if the two special shareholder meetings are called and held. On September 8, 2015, Horizon Pharma filed a definitive solicitation statement and accompanying WHITE and BLUE proxy cards with the SEC with respect to the solicitation of proxies to call two related special meetings of shareholders (including any amendments and supplements, the “Special Meetings Solicitation Statement”). On October 13, 2015, Horizon Pharma also filed two preliminary proxy statements and accompanying WHITE and BLUE proxy cards for the two related special meetings of shareholders with the SEC with respect to the solicitation of proxies to vote in favor of the proposals described in the Special Meetings Solicitation Statement (including any amendments and supplements, the “Special Meetings Proxy Statements”). Subject to further developments, Horizon Pharma may file one or more further supplements to the Special Meetings Solicitation Statement, one or more amendments and supplements to the Special Meetings Proxy Statements and additional solicitation statements and/or proxy statements or other documents with the SEC in connection with the Special Meetings, and Horizon Pharma (and, if a negotiated transaction is agreed upon, Depomed) may file additional Exchange Offer Documents and/or registration statements and one or more prospectuses, proxy statements, or other documents with the SEC in connection with the offer or any other proposed transaction involving Horizon Pharma and Depomed. This press release is not a substitute for any solicitation statement, proxy statement or other document filed with the SEC in connection with the Special Meetings or any registration statement, prospectus, proxy statement, Exchange Offer Document or other documents Horizon Pharma and/or Depomed may file with the SEC in connection with the offer or any other proposed transaction involving Horizon Pharma and Depomed.

If your shares are held by a bank, broker or other nominee, you are considered the beneficial owner of shares held in “street name.” Only your broker or other nominee, as the holder of record of your shares, may submit a WHITE proxy card and/or a BLUE proxy card to join us in calling the Special Meetings and a WHITE proxy card and/or a BLUE proxy card to vote in favor of the proposals described in the Special Meetings Proxy Statements, and your bank, broker or other nominee may do so only with your specific instructions to do so. YOUR BANK, BROKER OR OTHER NOMINEE HAS PROVIDED YOU WITH A SINGLE VOTING INSTRUCTION FORM FOR PURPOSES OF VOTING ON THE MATTERS SET FORTH IN BOTH THE WHITE PROXY CARD AND THE BLUE PROXY CARD ACCOMPANYING THE SPECIAL MEETINGS SOLICITATION STATEMENT. PLEASE READ AND FOLLOW SUCH SINGLE VOTING INSTRUCTION FORM CAREFULLY IF YOU WISH TO JOIN US IN CALLING ONE OR BOTH OF THE SPECIAL MEETINGS. PLEASE NOTE THAT THE SINGLE VOTING INSTRUCTION FORM PERMITS BENEFICIAL OWNERS TO “ABSTAIN”

Connaught House, 1st Floor, 1 Burlington Road, Dublin 4, D04 C5Y6, Ireland

FROM VOTING ON THE MATTERS SET FORTH ON THE WHITE AND BLUE PROXY CARDS ACCOMPANYING THE SPECIAL MEETINGS SOLICITATION STATEMENT; IF YOU, AS A BENEFICIAL OWNER SO ABSTAIN ON EITHER OR BOTH PROXY CARDS ACCOMPANYING THE SPECIAL MEETINGS SOLICITATION STATEMENT, YOUR ABSTENTION WILL RESULT IN YOUR SHARES NOT BEING COUNTED TOWARDS OUR OBTAINING THE SPECIAL MEETING PERCENTAGE FOR CALLING THE APPLICABLE SPECIAL MEETING.

INVESTORS AND SECURITY HOLDERS OF HORIZON PHARMA AND DEPOMED ARE URGED TO READ CAREFULLY THE SPECIAL MEETINGS SOLICITATION STATEMENT (INCLUDING ANY AMENDMENTS AND SUPPLEMENTS), THE WHITE AND BLUE PROXY CARDS ACCOMPANYING THE SPECIAL MEETINGS SOLICITATION STATEMENT, THE SPECIAL MEETINGS PROXY STATEMENTS (INCLUDING ANY AMENDMENTS AND SUPPLEMENTS), THE WHITE AND BLUE PROXY CARDS ACCOMPANYING THE SPECIAL MEETINGS PROXY STATEMENTS AND OTHER SOLICITATION STATEMENTS, PROXY STATEMENTS AND DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE SPECIAL SHAREHOLDERS MEETINGS AND THE EXCHANGE OFFER DOCUMENTS (INCLUDING ANY AMENDMENTS AND SUPPLEMENTS) AND ANY REGISTRATION STATEMENTS, PROSPECTUSES, PROXY STATEMENTS AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE OFFER OR ANY OTHER PROPOSED TRANSACTION INVOLVING HORIZON PHARMA AND DEPOMED WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HORIZON PHARMA, DEPOMED, THE SPECIAL MEETINGS, THE OFFER OR ANY OTHER PROPOSED TRANSACTION INVOLVING HORIZON PHARMA AND DEPOMED, AS APPLICABLE.

Investors and security holders may obtain free copies of the Special Meetings Solicitation Statement, the Special Meetings Proxy Statements, the Exchange Offer Documents and any other related documents (when they are available) filed with the SEC at the SEC’s web site at www.sec.gov or by directing a request to Horizon Pharma’s Investor Relations department at Horizon Pharma, Inc., Attention: Investor Relations, 520 Lake Cook Road, Suite 520, Deerfield, IL 60015 or to Horizon Pharma’s Investor Relations department at 224-383-3400 or by email to investor-relations@horizonpharma.com. Investors and security holders may obtain free copies of the documents filed with the SEC on Horizon Pharma’s website at www.horizonpharma.com under the heading “Investors” and then under the heading “SEC Filings.”

Special Note Regarding Litigation

As described in the Exchange Offer Documents, the Special Meetings Solicitation Statement and the Special Meetings Proxy Statements, Horizon Pharma is currently challenging Depomed’s bylaw-mandated process for calling a special meeting of shareholders as contrary to California law in a judicial proceeding seeking to protect Depomed shareholders’ franchise rights. With that judicial challenge pending, the Special Meetings Solicitation Statement and accompanying WHITE and BLUE proxy cards that have been distributed to Depomed shareholders and the Special Meetings Proxy Statements and accompanying WHITE and BLUE proxy cards that will be distributed to Depomed shareholders reflect Horizon Pharma’s good faith effort to nevertheless comply with what we believe is an onerous process for calling a special meeting of shareholders imposed by the Depomed board of directors. The Superior Court of the State of California, County of Santa Clara, where our judicial challenge is pending, has calendared for November 5, 2015 a hearing on a preliminary injunction motion by a subsidiary of Horizon Pharma to enjoin, among other things, the enforcement of Depomed’s bylaws that mandate what we believe to be the onerous process for calling a special meeting of shareholders. On that same date, the Court is also scheduled to hold a hearing on a preliminary injunction motion by Depomed for its claims against Horizon Pharma and its subsidiary.

Connaught House, 1st Floor, 1 Burlington Road, Dublin 4, D04 C5Y6, Ireland

Certain Information Regarding Participants

Horizon Pharma and/or Depomed and their respective directors, executive officers and certain other employees and the Horizon Pharma nominees may be deemed participants in the solicitations of proxies in connection with the requests to call the Special Meetings and to vote in favor of the principal proposals described in the Special Meetings Proxy Statements (as defined below) if the Special Meetings are called and held. You can find information about Horizon Pharma’s directors, executive officers and such certain other employees and any individuals Horizon Pharma is seeking to nominate for election to the Depomed board of directors, as described in the Special Meetings Solicitation Statement and the Special Meetings Proxy Statements, in Horizon Pharma’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, Horizon Pharma’s definitive proxy statement filed with the SEC on May 6, 2015, Horizon Pharma’s Current Report on Form 8-K/A filed with the SEC on July 27, 2015, the Special Meetings Solicitation Statement and the Special Meetings Proxy Statements and in such other solicitation statements, proxy statements or other documents that would be filed with the SEC in connection with the Special Meetings. You can find information about Depomed’s directors, executive officers and its employees who are participants in such solicitation in Depomed’s definitive proxy statement filed with the SEC on April 16, 2015, Depomed’s definitive revocation statement filed with the SEC on September 30, 2015 and as may be supplemented from time to time, the Special Meetings Solicitation Statement, the Special Meetings Proxy Statements and in such other solicitation statements, proxy statements or other documents that would be filed with the SEC in connection with the Special Meetings. These documents are available free of charge at the SEC’s web site at www.sec.gov and, with respect to Horizon Pharma, from Investor Relations at Horizon Pharma as described above. Additional information regarding the interests of such potential participants is included in the Special Meetings Solicitation Statement and the Special Meetings Proxy Statements and will be included in one or more registration statements, proxy statements or other documents filed with the SEC if and when they become available.

Contacts:

Investors:

John Thomas

Executive Vice President, Strategy and Investor Relations

investor-relations@horizonpharma.com

Tina Ventura

Vice President, Investor Relations

investor-relations@horizonpharma.com

Dan Burch

MacKenzie Partners, Inc.

212-929-5748

dburch@mackenziepartners.com

Connaught House, 1st Floor, 1 Burlington Road, Dublin 4, D04 C5Y6, Ireland

Bob Marese

MacKenzie Partners, Inc.

212-929-5405

bmarese@mackenziepartners.com

U.S. Media:

Geoff Curtis

Group Vice President, Corporate Communications

media@horizonpharma.com

Daniel Yunger

Kekst and Company

daniel-yunger@kekst.com

Ireland Media:

Ray Gordon

Gordon MRM

ray@gordonmrm.ie

Source: Horizon Pharma plc

Connaught House, 1st Floor, 1 Burlington Road, Dublin 4, D04 C5Y6, Ireland